Mail Stop 0308

								June 20, 2005

Ms. Paula E. Manley
Chief Financial Officer
Enesco Group, Inc.
225 Windsor Drive
Itasca, Illinois 60143

	Re:	Enesco Group, Inc.
      Form 10-K for the Year Ended December 31, 2004
      Form 10-Q for the Quarter Ended March 31, 2005
      File No. 0-1349

Dear Ms. Manley:

	We have reviewed your response dated June 14, 2005 to our comment letter dated March 11, 2005 and have the following additional comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2004

General

1. We note the information provided to us in your responses to comments 2, 4, 8, 13, 17, 19, 21, 22 and 25 in our letter dated May
11, 2005. Please confirm to us that you intend to include disclosures in your future annual and interim filings, as applicable, to reflect the type of information provided to us to the extent then applicable.


Item 7.  Management`s Discussion and Analysis of Financial
Position
and Results of Operations, page 17
Critical Accounting Policies, page 18

2. We note your response to comment 5 in our letter dated May 11, 2005. Please confirm to us that you intend to include disclosures in your future annual and interim filings, as applicable:
* to quantify and discuss the effect of critical accounting estimates on your results of operations for the years presented;
* to discuss whether changes in your estimates of future operating results and related cash flows are reasonably likely to occur and result in an impairment of your long-lived assets and goodwill; and
* to reflect the type of information provided to us in your response to the extent then applicable.

3. We note your response to comment 7 in our letter dated May 11, 2005. Reserves as to which the additions, deductions and balances are not individually significant may be grouped in one total and in such case the information required by columns C and D of the schedule need not be given. See Rule 12-09 of Regulation S-X. In future filings please revise to group and separately disclose other contra-accounts receivable reserves.

Liquidity and Capital Resources, page 24

4. We note your response to comment 11 in our letter dated May 11, 2005. It appears that changes in components of working capital discussed in your proposed analysis of financial position vary significantly from amounts reflected in your statements of cash flow.
In future filings, please clarify your discussion and analysis of changes in financial position so that a reader is able to reconcile to the related cash flow amounts.

5. We note your response to comment 12 in our letter dated May 11, 2005. In future filings, please also disclose minimum royalty commitments in your table of contractual obligations. In addition, please confirm to us that you intend to include disclosures in your future annual and interim filings, as applicable, to reflect the type of information provided to us to the extent then applicable.

Notes to Consolidated Financial Statements, page 34
Note 1.  Summary of Significant Accounting Policies, page 34

6. Reference is made to your response to comment 19 in our letter dated May 11, 2005. You state revenue is recognized when the club kit is shipped and that the membership fee is paid in exchange for products delivered representing the culmination of a separate earnings process. Tell us if the membership fee is refundable or nonrefundable. As previously requested, please advise us of what ongoing services you provide to members subsequent to the sale of the club kit. In this regard, in addition to the physical items included in the kit, it appears that members are also entitled to a quarterly newsletter, access to an exclusive club web site and toll free hotline as well as special surprises throughout the year. Tell us why the membership fee does not include services delivered over the membership period. Further, please explain why your method of recognizing the entire membership fee when the kit is shipped is more reasonable than recording the fee straight-line over the membership term. See SAB Topic 13.A.

Form 10-Q for the Quarter Ended March 31, 2005

Item1.  Financial Statements, page 6

7. We note that you continued to report an operating and cash flow loss during the quarter ended March 31, 2005. Please tell us the results of your test of the recoverability of long-lived assets at the end of the quarter. In doing so, tell us whether you have revised your estimates of future operating results and cash flows used to test the recoverability of long-lived assets and the extent to which estimated undiscounted cash flows exceed the carrying values of your long-lived assets.

Notes to Consolidated Financial Statements (Unaudited), page 11
Note 2.  Summary of Significant Accounting Policies, page 12
Basis of Presentation, page 12
Inventory Reserves, page 14

8. It appears that your method of establishing inventory reserves to state inventory at the lower of cost or market may result in the recognition of gains on inventory previously written-down to market to the extent that goods identified as excess inventory in one period is not identified as excess inventory in a future period. Please refer to footnote 2 of Statement 3 in Chapter 4 of ARB 43. Please advise.

Item 2.  Management`s Discussion and Analysis of Financial
Position
and Results of Operations, page 21
Liquidity and Capital Resources, page 27

9. We note your disclosure that you are not aware of any trends, events, demands, commitments or uncertainties that reasonably can be expected to have a material adverse effect on liquidity and the ability to meet anticipated requirements for working capital and capital expenditures. We also note that you have reported operating losses for four of the past five quarters and cash flow losses since
2003 and that your license agreement with Precious Moments will terminate on July 1, 2005. In future filings please discuss the recent trend of operating and cash flow losses, the uncertainties regarding future operating and cash flow results and the potential impact thereof on your business, your ability to comply with debt covenants and your ability to close the additional financing under the global senior revolving credit facility commitment or tell us why a discussion of these matters is not necessary.

		As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a response letter that keys your responses to our comments and provides any requested information. Detailed response letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file.
Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

      You may contact Bill Thompson, Staff Accountant, at (202)
551-
3344 or Donna Di Silvio, Staff Accountant, at (202) 551-3202, or in their absence, to the undersigned at (202) 551-3841 if you have any questions regarding these comments.

      Sincerely,



								Michael Moran
								Accounting Branch Chief

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Ms. Paula E. Manley
Enesco Group, Inc.
June 20, 2005
Page 1






UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

         DIVISION OF
CORPORATION FINANCE